SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

VBI Vaccines, Inc.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

91822J103
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,168,920
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,308,451 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,168,920
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,308,451 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,371 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.62% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 153,925 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), for which Barry Honig is President and over which securities he holds voting and dispositive power, (ii) 560,990 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power, (iii) 284,728 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power and (iv) 308,808 shares of common stock held by Barry & Renee Honig Charitable Foundation (the “Foundation”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power.

(2)
Represents (i) 2,168,920 shares of common stock held by Barry Honig, (ii) 153,925 shares of common stock held by GRQ, (iii) 560,990 shares of common stock held by Roth 401K, (iv) 284,728 shares of common stock held by 401K and (v) 308,808 shares of common stock held by the Foundation.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 153,925 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 153,925 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,925 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.43% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)
12	TYPE OF REPORTING PERSON* CO

(1)
Barry Honig is the President of GRQ and in such capacity holds voting and dispositive power over the securities held by GRQ.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 560,990 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 560,990 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,990 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.55% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the Trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 284,728 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 284,728 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,728 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.79% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)
12	TYPE OF REPORTING PERSON* OO

(1) Barry Honig is the Trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 91822J103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry & Renee Honig Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 308,808 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 308,808 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,808 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.85% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the Trustee of the Foundation and in such capacity holds voting and dispositive power over the securities held by the Foundation.

Item 1(a).           Name of Issuer:

VBI Vaccines, Inc., a British Columbia corporation (the “Issuer”)

Item 1(b).           Address of Issuer's Principal Executive Offices:

222 Third Street, Suite 2241
Cambridge, MA 02142

Item 2(a).           Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K, and the Barry & Renee Honig Charitable Foundation (collectively, the “Reporting Persons”).

Item 2(b).           Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).           Citizenship.

United States/Florida

Item 2(d).           Title of Class of Securities.

Common Stock, no par value.

Item 2(e).            CUSIP Number.

91822J103

Item 3.                Type of Person

Not applicable.

Item 4.                Ownership.

(a) Amount beneficially owned: 3,477,371 (1)

(b) Percent of class: 9.62% (Based on 36,133,396 shares of common stock outstanding as of July 20, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,168,920.

(ii) Shared power to vote or to direct the vote: 1,308,451 (2).

(iii) Sole power to dispose or to direct the disposition of: 2,168,920.

(iv) Shared power to dispose or to direct the disposition of: 1,308,451 (2).
________________________
(1)
Represents (i) 2,168,920 shares of common stock held by Barry Honig, (ii) 153,925 shares of common stock held by GRQ, (iii) 560,990 shares of common stock held by Roth 401K, (iv) 284,728 shares of common stock held by 401K and (v) 308,808 shares of common stock held by the Foundation.

(2)
Represents (i) 153,925 shares of common stock held by GRQ, for which Barry Honig is President and over which securities he holds voting and dispositive power, (ii) 560,990 shares of common stock held by Roth 401K, for which Barry Honig is trustee and over which securities he holds voting and dispositive power, (iii) 284,728 shares of common stock held by 401K, for which Barry Honig is trustee and over which securities he holds voting and dispositive power and (iv) 308,808 shares of common stock held by the Foundation, for which Barry Honig is trustee and over which securities he holds voting and dispositive power.

Item 5.                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	/s/ Barry Honig
Barry Honig

GRQ CONSULTANTS, INC.

Date: February 10, 2017	/s/ Barry Honig
Barry Honig, President

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

Date: February 10, 2017	/s/ Barry Honig
Barry Honig, Trustee

GRQ CONSULTANTS, INC. 401K

Date: February 10, 2017	/s/ Barry Honig
Barry Honig, Trustee

BARRY & RENEE HONIG CHARITABLE FOUNDATION

Date: February 10, 2017	/s/ Barry Honig
Barry Honig, Trustee